UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 6 )*

                Balcor/Colonial Storage Income Fund - 85
                            (Name of Issuer)

                    Interests in Limited Partnership
                     (Title of Class of Securities)

                                  NONE
                             (CUSIP Number)

         David Goldberg, Public Storage, Inc., 701 Western Avenue,
         Glendale, California 91201-2397, (818) 244-8080 ext. 529
        ----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                            December 1, 1997
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
   the following box [   ].

   Check the following box if a fee is being paid with the statement [   ].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No.  None

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       30,317.279

                  8    Shared Voting Power
                       -0-

                  9    Sole Dispositive Power
                       30,317.279

                  10   Shared Dispositive Power
                       -0-

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             30,317.279

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             10.9%

   14   Type of Reporting Person*
             CO

                                INTRODUCTION
                                ------------

             This Amendment No. 6 to Schedule 13D relates to the ownership by Public Storage, Inc., a California corporation (the "Company"), of limited partnership interests (the "Interests") in Balcor/Colonial Storage Income Fund - 85, an Illinois limited partnership (the "Partnership"), and amends the information on Schedule 13D dated April 22, 1996 (the "Schedule 13D") as amended by Amendment No. 1 to Schedule 13D filed on August 29, 1996, Amendment No. 2 to Schedule 13D dated October 2, 1996, Amendment No. 3 to Schedule 13D filed October 30, 1996, Amendment No. 4 to Schedule 13D dated March 20, 1997 and Amendment No. 5 to Schedule 13D dated April 7, 1997. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 4.   Purpose of Transaction

             Item 4 is hereby amended to add the following:

             Pursuant to a Consent Solicitation of Limited Partners dated November 4, 1997, as supplemented by a letter dated November 21, 1997, the Partnership's general partners are seeking the approval of the Partnership's limited partners to the sale of substantially all of the assets of the Partnership to Value Storage, Ltd., a Texas limited partnership ("Value Storage"). In November 1997, a representative of one of the Partnership's general partners (the "General Partner Representative") telephoned a representative of the Company to inquire how the Company would vote on the Consent Solicitation. The representative of the Company responded that he did not know how the Company would vote and asked whether the General Partner Representative would object to the Company contacting Value Storage to discuss whether Value Storage had any interest in having the Company buy one or more of the Partnership's mini-warehouse facilities. The General Partner Representative responded that he had no objection and gave the Company's representative the name of a contact person at Value Storage. The Company's representative telephoned the Value Storage representative, identified himself as a representative of the Company which owns 10.9% of the Interests and asked if Value Storage had any interest in having the Company buy one or more of the Partnership's mini-warehouse facilities. The Value Storage representative indicated that he did not know if Value Storage was interested. The Company's representative asked the Value Storage representative for an allocation of the purchase price of the Partnership's assets to one of the Partnership's properties and the Value Storage representative indicated that he did not have such an allocation. The Company's representative asked the Value Storage representative to put together and provide to the Company an allocation of the purchase price and financial information for that property. As of the date hereof, the Company has not received such information from Value Storage and no agreement, understanding or arrangement exists between the Company and Value Storage or between the Company and any of the Partnership's general partners with respect to the purchase by the Company of one or more of the Partnership's mini-warehouse facilities.

                                SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  December 2, 1997            PUBLIC STORAGE, INC.

                                       By:   /s/ David Goldberg
                                             -------------------------
                                             David Goldberg
                                             Senior Vice President and
                                             General Counsel